STYBARROW
OIL FIELD DEVELOPMENT
EXMOUTH SUB-BASIN

NOVEMBER 2005

OVERVIEW

- BHP Billiton has approved development of the Stybarrow oil field located in licence block number WA-255-P(2) in the Exmouth Sub-basin, approximately 65 kilometres from Exmouth, off the north west Australian coast.
- Project costs for Stybarrow are approximately US$600 million, of which BHP Billiton's share is 50% (approximately US$300 million). This expenditure includes the cost of field development. There is also a 10 year minimum service agreement with a Floating Production Storage and Offtake (FPSO) provider.
- The Stybarrow project involves a subsea development and an FPSO facility which will be used to process, store and offload oil to export tankers. The vessel will be disconnectable, double hulled and be able to process approximately 80,000 barrels of liquids a day.
- Discovered in February 2003, Stybarrow and the adjacent small oil rim of the Eskdale field have recoverable oil reserves estimated in a range of 60-90 million barrels of oil.
- First production is expected during the first quarter of calendar year 2008. The estimated economic field life is 10 years.
- BHP Billiton is the Operator (50%), with joint venture partner Woodside Energy Limited (50%).
- Water depth is approximately 825 metres, making it Australia's deepest oil field development.



WA-255-P(2)
Notional Development Area
Stybarrow Oil Field
Stybarrow Development Area
Muiron Islands
North West Cape
Exmouth
Exmouth Gulf
Oil Field
0
25km

The Stybarrow development, located in WA-255-P(2) off the north west coast of Western Australia

STRATEGIC CONTEXT

The core purpose of BHP Billiton's Petroleum Customer Sector Group (CSG) is to create value through the acquisition, discovery, appraisal, development, production and marketing of petroleum resources. Petroleum aspires to build its business around a set of existing and new core businesses with the scale and scope to provide longevity of operations and multiple opportunities for reinvestment.

BHP Billiton has a significant acreage position in the Exmouth Sub-basin, situated off the north west coast of Western Australia. The Company has a stated goal of fully exploiting the exploration and production potential of the basin. The Exmouth Sub-basin is developing into an important oil province in Australian waters, having yielded a number of discoveries in recent years.

Our focus in the region is on seeking opportunities where discoveries can be appraised and developments rapidly advanced.

To maximise value of the Stybarrow Development, the commercialisation strategy has involved:

- Utilising our extensive FPSO operations experience in Australian waters gained through the Jabiru, Challis, Skua, Elang/Kakatua, Buffalo and Griffin developments
- Adopting a contracting strategy that involves the use of leading global FPSO contractor companies, utilising their experience and development cost efficiencies.

A combination of these factors will maximise our ability to deliver an economic development while maintaining operational efficiency and BHP Billiton's Health Safety Environment and Community Standards. The Stybarrow Development represents the first opportunity to commercialise reserves and build on the Company's position in the Exmouth Sub-basin.

BACKGROUND

In 1994, exploration permit WA-255-P(2) was awarded to BHP Billiton. The permit is approximately 90 kilometres south west of the Griffin Development.

BHP Billiton owns a 50% interest and is the Operator of WA-255-P(2) with the other 50% held by Woodside Energy Limited (WEL).

From February 2003 to July 2004, BHP Billiton executed an exploration and appraisal program in WA-255-P(2) resulting in the Stybarrow and Eskdale discoveries. A total of nine wells were drilled over this period.


STYBARROW-3/-4
KNOTT-1
WA-255-P(1)
WA-255-P(2)
ESKDALE-1
ESKDALE-2
STYBARROW-2
STYBARROW-1
SKIDDAW-1/-2
Exploration Permit
Onslow
0
25km

WA-255-P(2) exploration and appraisal wells

The Stybarrow oil discovery was made in February 2003, when the Stybarrow-1 well encountered a gross oil column of 23 metres with 18.6 metres of net pay in the Macedon member sandstone reservoir.

The Stybarrow field is located in a water depth of approximately 825 metres and is approximately 65 kilometres from Exmouth, off the north west Australian coast.

Stybarrow-1 was followed by further wells: Eskdale-1 (March 2003), Skiddaw-1 and Skiddaw-2 (May 2003), and Stybarrow-2 (June 2003).

Two appraisal wells, Stybarrow-3 and Stybarrow-4 and two exploration wells, Eskdale-2 and Knott-1, were drilled in the permit from April to July 2004.

Stybarrow-3, located approximately two kilometres northeast of Stybarrow-1, encountered a gross oil column of 6.5 metres, with the sidetrack well Stybarrow-4 intersecting a 16 metre gross oil column. The water depth was 792 metres.

Eskdale-2 encountered a gross oil column of 13 metres and a gross gas column of 24 metres at a water depth of 830 metres.

Knott-1 was drilled in June 2004, and then plugged and abandoned in July.

Stybarrow and the adjacent small oil rim of the Eskdale field have recoverable oil reserves estimated in a range from 60-90 million barrels of oil. The estimated economic field life is 10 years.

DEVELOPMENT CONCEPT

The joint venture partners' execution strategy for the project consists of contracting the FPSO, operations and maintenance services from an established and proven FPSO contractor.

The Stybarrow Development will be operated under the direct supervision and control of BHP Billiton. The designated operator for the development will be BHP Billiton.

The vessel will be disconnectable, double hulled, have storage capacity in the order of 900,000 barrels and be able to process approximately 80,000 barrels of liquids a day.

The provision of the FPSO, operations personnel and maintenance services are contracted under an FPSO service agreement with a MODEC Joint Venture, a leading provider of floating production systems.

An FPSO is ideally suited for extracting oil and gas resources from an offshore area where there is a lack of oil and gas transportation infrastructure.

FPSOs are a proven technology and have been operating safely in Australia and around the world for more than 20 years.

BHP Billiton has operated six FPSOs during the last 20 years. The Griffin Venture, an FPSO located approximately 90 kilometres north east of the proposed Stybarrow Development, has been operating for more than 11 years.

First oil production is expected during the first quarter of calendar year 2008. Five subsea production wells will be drilled and tied back to the vessel. As a marketable crude oil, Stybarrow will be sought after because of its blending characteristics, its low sulphur, low contaminants and moderate acid, making it a crude oil of choice for North Asian customers.

Development drilling is scheduled to commence mid 2006 using the Atwood Eagle and will take approximately nine months to complete.



Artist's impression of the Stybarrow project, showing the FPSO and the subsea equipment

HEALTH, SAFETY, ENVIRONMENT, AND COMMUNITY

BHP Billiton's goal is zero harm to people and the environment at all of its operations and assets. The Company is committed to continuous improvement in its Health, Safety, Environment and Community (HSEC) performance, and measures this on an ongoing basis against both internally and externally set standards.

Company operated assets are ISO 14000 certified, which acknowledges that BHP Billiton meets internationally set standards for environmental management systems. Within the Petroleum CSG, no major spills or environmental incidents were reported during the financial year 2005, and no fines or prosecutions for environmental breaches were received.

BHP Billiton is committed to transparency, and our HSEC data and management systems relating to all BHP Billiton sites for FY 2005 were audited by independent consultants URS Australia Pty Ltd.

We aim to make enduring and positive contributions to the host communities and environments in which we work. To guide our contributions, we support a number of sustainable projects and programs at both local and national levels.

Currently we are supporting a range of environmental research programs in the Exmouth region. The Whale Shark Tagging Program, a collaborative project with Hubbs Sea World and the WA Department of Conservation and Land Management (CALM), is tagging whale sharks with satellite-linked radio transmitters to provide data about migration and feeding habits. We are also supporting the Western Australian Centre for Whale Research's Humpback Whale Monitoring Program, and the WWF/CALM/Cape Conservation Group's North West Cape Turtle Monitoring Program.

BHP Billiton's Guide to Business Conduct outlines the Company's commitment to the highest ethical conduct, a practice that is in our long-term interest because it creates an environment of trust amongst our employees, customers, the communities in which we work and our other stakeholders.

For more information about social responsibility, please refer to A Sustainable Perspective, BHP Billiton Sustainability Report 2005. The Report is available on our website at: www.bhpbilliton.com

www.bhpbilliton.com

CONTACT DETAILS

LONDON/SOUTH AFRICA

Dr Martin Christie
Neathouse Place
London SW1V 1LH
Phone: +44 (0) 20 7802 7580
Email: martin.christie@bhpbilliton.com

UNITED STATES OF AMERICA

Mr Patrick Cassidy
1360 Post Oak Boulevard, Suite 150
Houston, Texas 77056 3020
Phone: +1 713 961 8500
Email: patrick.e.cassidy@bhpbilliton.com

AUSTRALIA

Ms Diana Russell Coote
Central Park 152-158 St George's Terrace
Perth, Western Australia 6000
Phone: +61 (0) 8 9338 4871
Email: diana.russellcoote@bhpbilliton.com

BHP BILLITON PETROLEUM PTY LTD
ABN 97 006 918 832